Filed by Enable Midstream Partners, LP

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Enable Midstream Partners, LP

Commission File No.: 1-36413

On February 23, 2021, Enable Midstream Partners, LP distributed the following Employee FAQ:

ENBL Employee FAQ 2

•	Will there be a 2021 short-term incentive award program?

•	Yes.

•

If closing occurs after July 1, 2021, then employees (including secondees) will receive annual incentive bonuses under the Enable short-term incentive award program in an amount equal to the higher of actual performance or target, prorated for the portion of the 2021 calendar year that occurs prior to the closing date. Payout will occur as soon as practicable after closing.

•

If closing occurs before July 1, 2021, then employees (including secondees) will be eligible for annual bonuses under ET’s 2021 short-term incentive award program as if they had been employed by ET since January 1, 2021.

•	Will I receive severance if my position is eliminated after closing?

•

If your (whether you are an employee or secondee) position is eliminated within one (1) year of closing, you will be eligible for severance benefits not less than (i) two (2) weeks of base pay for each year of service with Enable (or, for secondees, each year of service with OGE) subject to the minimums and maximums in the chart below, and (ii) reimbursement for three (3) months of continued health care coverage.

Employee Level	Minimum	Maximum
Senior Manager or below	8 weeks of base pay	26 weeks of base pay
Director or Senior Director	16 weeks of base pay	39 weeks of base pay

•	Payment of severance benefits will be subject to your execution and non-revocation of a waiver and release agreement.

•

You will be eligible for the same severance benefits if you are required to move more than fifty (50) miles from your current work location within one year of closing and, as a result, you decide not to continue with ET.

•	Payment of severance will otherwise be subject to the terms and conditions of the severance plan.

•	Will my years of service be recognized by ET?

•

Yes. With respect to employees, years of service recognized by Enable will be credited for purposes of vesting and eligibility under ET employee benefits plans. With respect to secondees, years of service recognized by OGE will be credited for purposes of vesting and eligibility under ET employee benefits plans.

•	What other benefits issues are covered by the merger agreement? Benefits issues covered by the merger agreement including the following:

•	Employees (including secondees) will be eligible to participate in ET plans without any waiting time.

•	ET will waive all pre-existing condition exclusions for employees and their covered dependents under medical, dental, pharmaceutical and vision benefits plans.

•

Amounts credited toward deductibles, co-payments and out-of-pocket maximums under existing medical, dental, pharmaceutical and vision benefits plans during the year in which closing occurs will be credited under ET plans.

•	Any flexible spending account elections and balances will be rolled over to ET’s plans.

•	ET will honor Enable’s tuition reimbursement program for the semester during which closing occurs.

•	Upon merger or termination of the Enable 401(k) plan, employee 401(k) Plan balances and loans will be eligible for rollover into the ET plan.

•	Will secondment end?

•	OGE, Enable and ET will be working to end secondment either at closing or as soon as practicable after closing. More information concerning the seconded employees will be available in the near future.

•	Seconded employees who do not receive continuing offers of employment from ET, or whose position is eliminated after closing will be eligible for severance benefits as outlined above.

•	Who can I contact if I have more questions?

•	If you have questions, please contact your vice president

•	Send questions to questions@enablemidstream.com

•	We will continue to keep you updated on important developments as we move through the transaction and integration planning process.

No Offer or Solicitation

This communication relates to a proposed merger (the “Merger”) between Enable and ET . This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the Merger, ET will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a consent solicitation statement of Enable and a prospectus of ET. The Merger will be submitted to Enable’s unitholders for their consideration. Enable and ET may also file other documents with the SEC regarding the Merger. The definitive consent solicitation statement/prospectus will be sent to the unitholders of Enable. This document is not a substitute for the registration statement and consent solicitation statement/prospectus that will be filed with the SEC or any other documents that Enable or ET may file with the SEC or send to unitholders of Enable in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF ENABLE AND ET ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the consent solicitation statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Enable or ET through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Enable will be made available free of charge on Enable’s website at http://investors.enablemidstream.com/financials/sec- filings/default.aspx or by directing a request to Investor Relations, Enable Midstream Partners LP, 499 W. Sheridan Ave., Suite 1500, Oklahoma City, OK 73102, Tel. No. (405) 558-4600. Copies of documents filed with the SEC by ET will be made available free of charge on ET’s website at http://energytransfer.com/investor-relations or by directing a request to Investor Relations, ET, 8111 Westchester Drive, Dallas, TX 75225 Tel. No. (214) 981-0795.

Participants in the Solicitation

(a) Enable, ET, and the directors and executive officers of their respective general partners and (b) OGE Energy Corp. and CenterPoint Energy, Inc. and their affiliates, may be deemed to be participants in the solicitation of proxies in respect to the Merger.

Information regarding the directors and executive officers of Enable’s general partner is contained in Enable’s 2019 Annual Report on Form 10-K filed with the SEC on February 19, 2020, and certain of its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Enable’s website at http://www.enablemidstream.com. Information regarding the executive officers and directors of ET’s general partner is contained in ET’s 2019 Annual Report on Form 10-K filed with the SEC on February 21, 2020 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing ET’s website at http://www.energytransfer.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Merger by reading the consent solicitation statement/prospectus regarding the Merger when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Enable or ET expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Merger, pro forma descriptions of the company and its operations following the Merger, integration and transition plans, anticipated cost savings, tax benefits and synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Merger that could reduce anticipated benefits or cause the parties to abandon the Merger, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that unitholders of Enable may not approve the Merger, the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Merger, the risk that any announcements relating to the Merger could have adverse effects on the market price of ET’s or Enable’s common units, the risk that the Merger and its announcement could have an adverse effect on the ability of Enable and ET to retain and hire key personnel, on the ability of Enable to attract third-party customers and maintain its relationships with joint venture counterparties and on Enable’s operating results and businesses generally, including the ongoing COVID-19 Pandemic, the risk the pending Merger could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the companies, which may result in the companies not operating as effectively and efficiently as expected following the Merger, the risk that the parties may be unable to achieve the anticipated benefits or any other synergies from the Merger or that it may take longer than expected to achieve those benefits and synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Enable’s or ET’s control, including those detailed in Enable’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http:// http://www.enablemidstream.com and on the SEC’s website at http://www.sec.gov, and those detailed in ET’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on ET’s website at http://www.energytransfer.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Enable or ET believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Enable and ET undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.